SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 0-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(K) RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

COSTCO 401(K) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

May 17, 2010

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Registered investment company and common commingled trust funds:
American Growth Fund of America	$101,700,779	$63,162,612
American New Perspective Fund	89,175,055	56,562,708
Artio International Equity I Fund	108,207,201	77,734,604
Davis New York Venture Fund Class Y	98,339,845	65,123,076
T. Rowe Price Small-Cap Stock Fund	119,350,203	76,283,112
T. Rowe Price Spectrum Income Fund	224,597,429	174,143,939
T. Rowe Price Mid-Cap Growth Fund	339,602,033	213,800,089
T. Rowe Price Retirement Income Fund	7,909,939	5,299,103
T. Rowe Price Retirement 2005 Fund	5,858,329	4,333,652
T. Rowe Price Retirement 2010 Fund	22,722,389	16,732,155
T. Rowe Price Retirement 2015 Fund	38,405,946	22,938,773
T. Rowe Price Retirement 2020 Fund	69,203,045	41,026,469
T. Rowe Price Retirement 2025 Fund	67,516,753	37,168,768
T. Rowe Price Retirement 2030 Fund	77,801,165	42,198,782
T. Rowe Price Retirement 2035 Fund	59,394,149	29,267,954
T. Rowe Price Retirement 2040 Fund	92,472,221	44,403,519
T. Rowe Price Retirement 2045 Fund	80,748,013	35,145,156
T. Rowe Price Retirement 2050 Fund	20,511,631	6,478,499
T. Rowe Price Retirement 2055 Fund	13,376,309	4,473,045
T. Rowe Price Equity Index Trust Fund	122,528,197	85,564,227
T. Rowe Price Stable Value Fund	842,700,707	723,165,742
Vanguard Asset Allocation Admiral Fund	63,124,622	47,776,994
Costco Wholesale Corporation common stock	1,115,339,448	903,378,278

Total investments	3,780,585,408	2,776,161,256

Participant loans	233,227,601	204,896,240
Cash	866,870	370,893

Contributions receivable:
Employer	180,254,943	164,099,650

Net assets available for benefits, at fair value	4,194,934,822	3,145,528,039

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	(25,305,731)	6,778,997

Net assets available for benefits	$4,169,629,091	$3,152,307,036

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Net investment income (loss):
Net appreciation/(depreciation) in fair value of investments:
Registered investment company funds	$392,442,839	$(605,067,125)
Costco Wholesale Corporation common stock	143,524,251	(281,977,948)
Common commingled trust fund	26,737,047	(49,634,674)
Interest	47,623,066	47,276,773
Dividends	45,176,126	64,320,828

Total net investment income (loss)	655,503,329	(825,082,146)

Contributions to the Plan:
Employee	245,674,036	234,996,967
Employer	221,429,146	203,995,481

Total contributions	467,103,182	438,992,448

Distributions to participants	(105,284,456)	(123,796,207)

Net increase/(decrease) in net assets available for benefits	1,017,322,055	(509,885,905)
Net assets available for benefits, beginning of year	3,152,307,036	3,662,192,941

Net assets available for benefits, end of year	$4,169,629,091	$3,152,307,036

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) that includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company’s discretionary contribution after completing one year of service, working 1,000 hours in the previous 12 months, and attaining the age of 18.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

All newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. On an active participant’s employment anniversary date and each anniversary date thereafter, the percentage deferred into the Plan automatically increases by one percentage point to a maximum deferral of 15%. Employees may choose to opt out of this automatic deferral increase program.

(c)	Employer Contributions

All Company contributions are made in cash, and invested in accordance with investment selections made by participants. If no selection has been made, then the contribution is defaulted to the age-appropriate Retirement Date Fund. Employer Contributions are allocated based on an employee’s classification as either 1) a California Union Employee, or 2) an Other-than-California Union Employee.

(1)	California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year.

The Company also makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year based upon straight time hours worked during the plan year, up to a maximum of 2080 hours per calendar year. Based upon years of service, these contributions in 2009 and 2008 ranged from $0.05 to $0.60 per hour, totaling $4.9 million and $4.2 million for 2009 and 2008, respectively.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(2)	Other-than-California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount into the account of each participant that is employed by the Company on the last day of the plan year. A discretionary contribution was approved for the plan years ending December 31, 2009 and 2008 totaling $177.7 million and $164.1 million, respectively, and ranged from 3% to 9% of each participant’s compensation based upon years of service.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Common Commingled Trust Funds, the quoted market prices of the underlying securities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-match and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were no unallocated forfeitures as of December 31, 2009 and 2008 after consideration of forfeitures used to reduce the employer discretionary contributions funded subsequent to each year. During 2009 and 2008, forfeitures totaling $3.0 million and $3.6 million respectively, were used to reduce employer contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed because of the termination.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options currently available, as listed on the Statements of Net Assets Available for Benefits. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in Costco Wholesale Corporation common stock. The age-appropriate Retirement Fund is the default investment option.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Effective June 2, 2008, the Plan’s investment options include the Equity Index Trust Schedule C and Stable Value Trust Fund Schedule B, replacing, respectively, the Equity Index Trust Schedule A and Stable Value Trust Fund Schedule A. In addition, effective October 13, 2008, the name of the Julius Baer International Equity I Fund changed to Artio International Equity I Fund.

Dividends on the Company’s stock are reinvested in the participant’s Company stock account, unless a distribution is requested by the participant. During the years ended December 31, 2009 and 2008, dividends totaling approximately $96,000 and $64,000 respectively, were distributed to participants. A participant may direct the Trustee as to the manner in which the Company’s stock allocated to the participant’s account shall be voted.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

(i)	Participant Loans

A participant may borrow up to the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company-matching amounts may be borrowed against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan.

The interest rate is determined by the plan administrator based on the Bank of America prime rate on the last day of the prior calendar quarter in which the loan was made plus 1% for a primary residence loan and prime rate plus 2% for a standard loan. The rates at December 31, 2009 and 2008 ranged from 4.25% to 11.5%. The loans have various maturity dates, through December 2024.

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)	Administrative and Investment Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to plan investments are paid by the Plan. Investment fees for 2009 and 2008 were approximately $3.0 million and $2.8 million, respectively.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition

The Plan invests in Company common stock, various registered investment company and common commingled trust funds that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Registered investment company funds and Company common stock are stated at fair value based upon quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities. Cash is valued at cost.

The T. Rowe Price Stable Value Fund is a common commingled trust fund invested primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract value. The effective yield and crediting rate of the fund was 4.25% and 4.72% for the years ended December 31, 2009 and 2008, respectively. Contract value is equal to principal balance plus accrued interest. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable investment durations.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.

(d)	Participant Loans

Participant loans are valued at amortized cost, which approximates fair value. Interest on participant loans is included in interest on the Statements of Changes in Net Assets Available for Benefits. Loans are classified in the Statements of Net Assets Available for Benefits as an advance.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following valuation techniques are used to measure fair value:

Level 1 primarily consists of financial instruments, such as Investments in Registered Investment Company funds and the Costco Common Stock Fund, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2 includes assets with observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets include Investments in Common Commingled Trust funds. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.

Valuation techniques utilized during the reporting period in the fair value measurement of assets and liabilities presented on the Plan’s balance sheet were not changed from previous practice.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	December 31, 2009
	Level 1 (in 000s)	Level 2 (in 000s)
Assets:
Investment in Registered Investment Company Funds	$1,700,017	$—
Investment in Common Commingled Trust Funds	—	965,229
Costco Wholesale Corporation Common Stock	1,115,339	—

Total	$2,815,356	$965,229

	December 31, 2008
	Level 1 (in 000s)	Level 2 (in 000s)
Assets:
Investment in Registered Investment Company Funds	$1,064,053	$—
Investment in Common Commingled Trust Funds	—	808,730
Costco Wholesale Corporation Common Stock	903,378	—

Total	$1,967,431	$808,730

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(5)	Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving the determination letter on May 5, 2006. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(6)	Party-in-Interest and Related Party Transactions

Certain plan investments are shares of registered investment company and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock. Therefore, these transactions qualify as party-in-interest transactions, also.

(7)	Subsequent Events

Effective January 1, 2010 the company added Roth contributions to the Plan.

Effective June 1, 2010, the Plan will add the T. Rowe Price American Funds Growth Fund of America R-5 and T. Rowe Price American Funds New Perspective Fund R-5. These funds will replace the T. Rowe Price American Funds Growth Fund of America A and the T. Rowe Price American Funds New Perspective Funds A, respectively. The Plan will also eliminate the Vanguard Asset Allocation Fund and add the Vanguard Total Bond Market Index Fund.

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	Growth Fund of America	$101,700,779
American Funds	New Perspective Fund	89,175,055
Artio	International Equity I Fund	108,207,201
Davis Funds	New York Venture Fund Class Y	98,339,845
* T. Rowe Price	Small-Cap Stock Fund	119,350,203
* T. Rowe Price	Spectrum Income Fund	224,597,429
* T. Rowe Price	Mid-Cap Growth Fund	339,602,033
* T. Rowe Price	Retirement Income Fund	7,909,939
* T. Rowe Price	Retirement 2005 Fund	5,858,329
* T. Rowe Price	Retirement 2010 Fund	22,722,389
* T. Rowe Price	Retirement 2015 Fund	38,405,946
* T. Rowe Price	Retirement 2020 Fund	69,203,045
* T. Rowe Price	Retirement 2025 Fund	67,516,753
* T. Rowe Price	Retirement 2030 Fund	77,801,165
* T. Rowe Price	Retirement 2035 Fund	59,394,149
* T. Rowe Price	Retirement 2040 Fund	92,472,221
* T. Rowe Price	Retirement 2045 Fund	80,748,013
* T. Rowe Price	Retirement 2050 Fund	20,511,631
* T. Rowe Price	Retirement 2055 Fund	13,376,309
* T. Rowe Price	Equity Index Trust Fund	122,528,197
* T. Rowe Price	Stable Value Fund (at contract value)	817,394,976
Vanguard	Asset Allocation Admiral Fund	63,124,622

Common stock
* Costco Wholesale Corporation	Common stock	1,115,339,448

Loans
* Various Participants	Participant loans, with interest rates of 4.25% to 11.5% maturing through December 2024	233,227,601

		$3,988,507,278

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(K) RETIREMENT PLAN

Date: May 17, 2010	By:	/S/ JOHN MATTHEWS
John Matthews
Senior Vice President Costco Wholesale Corporation